Filed pursuant to Rule 424(b)(3)
Registration No. 333-249556

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated November 5, 2020)

CuriosityStream Inc.

Primary Offering of
19,229,000 Shares Common Stock

Secondary Offering of
2,500,000 Shares of Common Stock

4,029,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated November 5, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249556). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K/A filed with the Securities and Exchange Commission on November 12, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 7,475,000 shares of our Common Stock, par value $0.0001 per share (“Common Stock”) issuable upon the exercise of warrants (the “Public Warrants”) originally sold as part of the units in our initial public offering (the “IPO”); (ii) up to 3,676,000 shares of our Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants”) issued to Software Acquisition Holdings LLC in a private placement that closed concurrently with our IPO; (iii) up to 353,000 shares of our Common Stock issuable upon the exercise of warrants (the “PIPE Warrants” and together with the Public Warrants and the Private Placement Warrants, the “Warrants”) issued to the PIPE Investors (as defined below) in a private placement, and (iv) 7,725,000 shares of Common Stock issuable under our Omnibus Incentive Plan. Each Warrant entitles the holder thereof to purchase upon exercise one share of our Common Stock for $11.50 per share.

The Prospectus and this prospectus supplement also relate to the resale or distribution from time to time by the selling securityholders named in the Prospectus or their permitted transferees of (i) up to 2,500,000 shares of our Common Stock issued to certain third-party investors (the “PIPE Investors”) in private placements pursuant to Subscription Agreements entered into on August 10, 2020; (ii) 353,000 PIPE Warrants and (iii) 3,676,000 Private Placement Warrants.

Our Common Stock is traded on The Nasdaq Capital Market (the “NASDAQ”) under the symbol “CURI.” Our Warrants are traded on the NASDAQ under the symbol “CURIW”. On November 11, 2020, the last reported sale price of our Common Stock was $9.44 per share and the last reported sale price of our Warrants was $1.11 per Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date earliest event reported): November 12, 2020

CuriosityStream Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39139	84-1797523
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8484 Georgia Ave., Suite 700
Silver Spring, Maryland 20910
(Address of Principal Executive Offices, including zip code)

(301) 755-2050
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	CURI	NASDAQ
Warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	CURIW	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 1 to CuriosityStream Inc.’s (the “Company”) Current Report on Form 8-K (the “Form 8-K”) originally filed by the Company on October 15, 2020 is being filed solely for the purpose of amending the historical financial statements provided under Item 9.01(a) in the Form 8-K to include the unaudited financial statements of CuriosityStream Inc. (which was renamed CuriosityStream Operating Inc subsequent to September 30, 2020) (“Legacy CuriosityStream”) as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy CuriosityStream as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019. This Amendment No. 1 does not amend any other item of the Form 8-K or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Form 8-K.

Capitalized terms used but not defined herein have the meanings assigned to them in the Form 8-K.

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

The unaudited financial statements of Legacy CuriosityStream as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 are filed herewith as Exhibit 99.2.

Also included herewith as Exhibit 99.3 and incorporated by reference herein is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy CuriosityStream as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019.

(d) Exhibits

Exhibit No.	Description

99.2	Unaudited financial statements of Legacy CuriosityStream as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Legacy CuriosityStream for the three and nine months ended September 30, 2020 and 2019

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CURIOSITYSTREAM INC.

By:	/s/ Clint Stinchcomb
	Name:	Clint Stinchcomb
	Title:	Chief Executive Officer

Date: November 12, 2020

2

Exhibit 99.2

CuriosityStream Inc.

Balance Sheets

(in thousands, except par value)

	September 30,	December 31,
	2020	2019
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$3,374	$8,819
Restricted cash	5,000	-
Short-term investments	12,114	35,525
Accounts receivable	5,800	1,777
Other current assets	2,951	2,460
Total current assets	29,239	48,581

Investments	2,770	15,654
Property and equipment, net	1,358	1,451
Content assets, net	23,826	16,627
Other assets	2,790	151
Total assets	$59,983	$82,464

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)

Current liabilities
Current content liabilities	$2,165	$3,306
Accounts payable	2,323	5,245
Accrued expenses and other liabilities	2,542	2,266
Deferred revenue	8,885	7,101
Line of credit	950	-
Total current liabilities	16,865	17,918

Non-current deferred rent liability	905	824

Total liabilities	17,770	18,742

Commitments and contingencies

Redeemable convertible preferred stock, $0.01 par value, 30,000 shares authorized at September 30, 2020 and December 31, 2019; aggregate liquidation preference of $175,104 and $162,514 as of September 30, 2020 and December 31, 2019, respectively; 14,557 shares issued and outstanding at September 30, 2020 and December 31, 2019	168,288	155,174

Stockholders’ equity (deficit)
Class A Common stock, $0.01 par value – 50,000 shares authorized at September 30, 2020 and December 31, 2019, respectively; 14 and nil shares issued and outstanding at September 30, 2020 and December 31, 2019 respectively	-	-
Class B Common stock, $0.01 par value – 25,000 shares authorized at September 30, 2020 and December 31, 2019; 20,000 shares issued and outstanding at September 30, 2020 and December 31, 2019	200	200
Additional paid-in capital	-	-
Accumulated other comprehensive income	55	189
Accumulated deficit	(126,330)	(91,841)
Total stockholders’ equity (deficit)	(126,075)	(91,452)

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$59,983	$82,464

The accompanying notes are an integral part of these financial statements

CuriosityStream Inc.

Unaudited Statements of Operations

(in thousands, except for per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019

Revenues	$8,744	$4,791	$28,260	$11,336

Operating expenses
Cost of revenues	3,411	1,946	10,748	4,384
Advertising and marketing	7,800	9,410	28,673	26,124
General and administrative	4,286	3,539	12,191	10,388
	15,497	14,895	51,612	40,896
Operating loss	(6,753)	(10,104)	(23,352)	(29,560)

Other income (expense)
Interest and other income (expense)	101	475	519	1,719
Loss before income taxes	(6,652)	(9,629)	(22,833)	(27,841)
Provision for income taxes	41	30	118	103
Net loss	$(6,693)	$(9,659)	$(22,951)	$(27,944)

Less preferred dividends and accretion of issuance costs (Note 6)	(4,523)	(4,059)	(13,114)	(11,725)
Net loss attributable to common stockholders	$(11,216)	$(13,718)	$(36,065)	$(39,669)

Net loss per share attributable to common stockholders
Basic and diluted	(0.56)	(0.69)	(1.80)	(1.98)

Weighted average number of common shares outstanding
Basic and diluted	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these financial statements

CuriosityStream Inc.

Unaudited Statements of Comprehensive Loss

(in thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019

Net loss	$(6,693)	$(9,659)	$(22,951)	$(27,944)
Other comprehensive income (loss):
Unrealized gain (loss) on available for sale securities:	(42)	22	(134)	171

Total comprehensive loss	$(6,735)	$(9,637)	$(23,085)	$(27,773)

The accompanying notes are an integral part of these financial statements

CuriosityStream Inc.

Unaudited Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

	Redeemable Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated Other Comprehensive Income	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Loss)	Deficit	(Deficit)

Balance at June 30, 2019	14,557	$146,943	-	$-	20,000	$200	$-	$154	$(60,024)	$(59,670)

Net loss	-	-	-	-	-	-	-	-	(9,659)	(9,659)
Stock-based compensation	-	-	-	-	-	-	309	-	-	309
Redeemable convertible preferred stock adjustment to redemption value	-	4,059	-	-	-	-	(309)	-	(3,750)	(4,059)
Other comprehensive income	-	-	-	-	-	-	-	22	-	22

Balance at September 30, 2019	14,557	$151,002	-	$-	20,000	$200	$-	$176	$(73,433)	$(73,057)

Balance at June 30, 2020	14,557	$163,765	-	$-	20,000	$200	$-	$97	$(115,642)	$(115,345)

Net loss	-	-	-	-	-	-	-	-	(6,693)	(6,693)
Stock-based compensation	-	-	-	-	-	-	492	-	-	492
Exercise of stock options	-	-	14	-	-	-	36	-	-	36
Redeemable convertible preferred stock adjustment to redemption value	-	4,523	-	-	-	-	(528)	-	(3,995)	(4,523)
Other comprehensive loss	-	-	-	-	-	-	-	(42)	-	(42)

Balance at September 30, 2020	14,557	$168,288	14	$-	20,000	$200	$-	$55	$(126,330)	$(126,075)

Balance at December 31, 2018	14,557	$139,277	-	$-	20,000	$200	$-	$5	$(34,435)	$(34,230)
Net loss	-	-	-	-	-	-	-	-	(27,944)	(27,944)
Stock-based compensation	-	-	-	-	-	-	671	-	-	671
Redeemable convertible preferred stock adjustment to redemption value	-	11,725	-	-	-	-	(671)	-	(11,054)	(11,725)
Other comprehensive income	-	-	-	-	-	-	-	171	-	171

Balance at September 30, 2019	14,557	$151,002	-	$-	20,000	$200	$-	$176	$(73,433)	$(73,057)

Balance at December 31, 2019	14,557	$155,174	-	$-	20,000	$200	$-	$189	$(91,841)	$(91,452)
Net loss	-	-	-	-	-	-	-	-	(22,951)	(22,951)
Stock-based compensation	-	-	-	-	-	-	1,540	-	-	1,540
Exercise of stock options	-	-	14	-	-	-	36	-	-	36
Redeemable convertible preferred stock adjustment to redemption value	-	13,114	-	-	-	-	(1,576)	-	(11,538)	(13,114)
Other comprehensive loss	-	-	-	-	-	-	-	(134)	-	(134)

Balance at September 30, 2020	14,557	$168,288	14	$-	20,000	$200	$-	$55	$(126,330)	$(126,075)

The accompanying notes are an integral part of these financial statements

CuriosityStream Inc.

Unaudited Statements of Cash Flows

(in thousands)

	For the nine months ended September 30,
	2020	2019
Cash flows from operating activities
Net loss	$(22,951)	$(27,944)
Adjustments to reconcile net loss to net cash used in operating activities
Additions to content assets	(14,004)	(12,029)
Change in content liabilities	(1,141)	1,241
Amortization of content assets	6,805	2,441
Amortization, depreciation and accretion	399	64
Stock-based compensation	1,540	671
Changes in operating assets and liabilities
Accounts receivable	(4,023)	(244)
Other assets	(773)	945
Accounts payable	(3,263)	1,460
Accrued expenses and other liabilities	124	407
Deferred revenue	1,784	1,253
Net cash used in operating activities	(35,503)	(31,735)

Cash flows from investing activities
Purchases of property and equipment	(299)	(590)
Sales of investments	39,744	30,309
Maturities of investments	8,500	7,947
Purchase of investments	(12,227)	(48,243)
Net cash provided by (used in) investing activities	35,718	(10,577)

Cash flows from financing activities
Exercise of stock options	36	-
Borrowings on line of credit	8,250	-
Repayments on line of credit	(7,300)	-
Payment of offering costs	(1,646)	-
Net cash used in financing activities	(660)	-

Net decrease in cash, cash equivalents and restricted cash	(445)	(42,312)
Cash, cash equivalents and restricted cash, beginning of period	8,819	62,516
Cash, cash equivalents and restricted cash, end of period	$8,374	$20,204

Supplemental schedule of non-cash financing activities:
Preferred dividends and accretion of issuance costs	$13,114	$11,725

The accompanying notes are an integral part of these financial statements

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Note 1 — Organization and business

The principal business of CuriosityStream Inc. (which was renamed CuriosityStream Operating Inc. subsequent to September 30, 2020  – see below) (“CuriosityStream” or the “Company”) is to provide customers with access to high quality factual content via a direct subscription video on-demand (SVoD) platform accessible by internet connected devices, or indirectly via distribution partners who deliver CuriosityStream content via the distributor’s platform or system. The online library available for streaming spans the entire category of factual entertainment including science, history, society, nature, lifestyle, and technology. The library is composed of more than three thousand accessible on-demand and ad-free productions and includes shows and series from leading non-fiction producers.

The Company’s content assets are available directly through its owned and operated website (“O&O Service”), mobile applications developed for iOS and Android operating systems (“App Services”), and via the platforms and systems of third-party partners in exchange for license fees. The Company offers subscribers a monthly or annual subscription. The price for a subscription varies depending on the streaming resolution (e.g., HD or 4K) and the length of the subscription (e.g., monthly or annual) selected by the customer. As an additional part of the Company’s App Services, it has built applications to make its service accessible on almost every major customer device, including streaming media players like Roku, Apple TV and Amazon Fire TV, all major smart TV brands (e.g., LG, Vizio, Samsung, Sony) and gaming consoles. In addition, CuriosityStream has affiliate agreement relationships with, and its content assets are available through, major multichannel video programming distributors (“MVPDs”) and virtual MVPDs (“vMVPDs”).

On October 14, 2020, Software Acquisition Group Inc. (“SWAG” or “New CuriosityStream”) consummated the merger pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated August 10, 2020, by and among SWAG, CS Merger Sub, Inc., a wholly-owned subsidiary of SWAG (“Merger Sub”), CuriosityStream, and Hendricks Factual Media LLC, CuriosityStream’s majority shareholder.

Pursuant to the terms of the Merger Agreement, a business combination between SWAG and the Company was effected through the merger of Merger Sub with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of SWAG (the “Merger” and, the completion of the Merger, the “Closing”).

Also, in connection with the Closing, SWAG changed its name from “Software Acquisition Group Inc.” to “CuriosityStream Inc.” and CuriosityStream changed its name from “CuriosityStream Inc.” to “CuriosityStream Operating Inc.”

Note 2 — Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying unaudited financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are consistent in all material respects with those applied in the Company’s financial statements as of and for the year ended December 31, 2019.

In the opinion of management, the unaudited financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows. The unaudited financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2019 included the Definitive Proxy Statement on Schedule 14A filed with the SEC by SWAG on September 22, 2020. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s financial statements as of and for the year ended December 31, 2019.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant areas in which management uses estimates include content asset amortization, the assessment of the recoverability of the content assets, and the fair value of common stock and share-based awards.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Concentration of risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, investments, and accounts receivable. The Company maintains its cash, cash equivalents, and investments with high credit quality financial institutions; at times, such balances with the financial institutions may exceed the applicable FDIC-insured limits.

Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States.

Cash and cash equivalents and restricted cash

The Company considers all highly liquid short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

At September 30, 2020, restricted cash represents cash deposits required by a bank as collateral related to the Company’s line of credit (see Note 4) and corporate credit card agreements.

Fair value measurement of financial instruments

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The applicable accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting period. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s assets measured at fair value on a recurring basis include its investments in corporate debt securities and government debt securities. Level 1 inputs were derived by using unadjusted quoted prices for identical assets in active markets and were used to value the Company’s investments in government debt securities. Level 2 inputs were derived using prices for similar investments and were used to value the Company’s investments in corporate debt securities.

The Company’s remaining financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and borrowings on the line of credit are carried at cost, which approximates fair value because of the short-term maturity of these instruments.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Investments

The Company holds investments in corporate debt securities and government debt securities which the Company classifies as available-for-sale. The investments are therefore carried at fair value based on unadjusted quoted market prices (Level 1) and quoted prices for comparable assets (Level 2), as noted below:

	As of September 30, 2020				As of December 31, 2019
	Cash and Cash Equivalents	Short-term Investments	Investments (non-current)	Total	Cash Equivalents	Short-term Investments	Investments (non-current)	Total
Level 1 Securities
Money market funds	$3,275	$-	$-	$3,275	$2,973	$-	$-	$2,973
Government debt securities	-	6,088	-	6,088	-	25,996	-	25,996
Total Level 1 Securities	3,275	6,088	-	9,363	2,973	25,996	-	28,969

Level 2 Securities
Corporate debt securities	-	6,026	2,770	8,796	-	9,529	15,654	25,183
Total Level 2 Securities	-	6,026	2,770	8,796	-	9,529	15,654	25,183

Total	$3,275	$12,114	$2,770	$18,159	$2,973	$35,525	$15,654	$54,152

Unrealized gains and losses are recorded in accumulated other comprehensive income or loss, a component of stockholders’ equity (deficit). Gains or losses realized during the three and nine months ended September 30, 2020 and 2019 were not significant.

Realized gains and losses are reclassified from accumulated other comprehensive income or loss into earnings as a component of net income or loss. The Company evaluates unrealized losses on investments, if any, to determine if other-than-temporary impairment is required to be recognized. No such other-than-temporary impairments were recognized during the three and nine months ended September 30, 2020 and 2019. Investments in debt securities that will mature within one year of the balance sheet dates are reflected as Short-term investments in the accompanying balance sheets.

The following tables summarize the Company’s corporate and government debt securities:

	As of September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Corporate	$8,742	$54	$-	$8,796
U.S. Government	6,087	1	-	6,088

Total	$14,829	$55	$-	$14,884

	As of December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Corporate	$24,994	$189	$-	$25,183
U.S. Government	25,996	-	-	25,996

Total	$50,990	$189	$-	$51,179

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

The fair value of the Company’s investments in corporate and government debt securities at September 30, 2020 by contractual maturity is as follows:

	September 30, 2020
	Amortized Cost	Estimated Fair Value

Due in one year or less	$12,084	$12,114
Due after one year through five years	2,745	2,770

Total	$14,829	$14,884

Content assets, net

The Company acquires, licenses and produces content, including original programming, in order to offer members unlimited viewing of factual entertainment content. The content licenses are for a fixed fee and specific windows of availability. Payments for content, including additions to content assets and the changes in related liabilities, are classified within “Net cash used in operating activities” on the statements of cash flows.

For licenses, the Company capitalizes the fee per title and records a corresponding liability at the gross amount of the liability when the license period begins, the cost of the title is known, and the title is accepted and available for streaming. For productions, the Company capitalizes costs associated with the production, including development costs, direct costs and production overhead.

Based on factors including historical and estimated viewing patterns, the Company generally amortizes the content assets (licensed and produced) in “Cost of revenues” on the statements of operations on a straight-line basis over the shorter of each title’s contractual window of availability or estimated period of use, beginning with the month of first availability. The Company reviews factors impacting the amortization of content assets on an ongoing basis and will record amortization on an accelerated basis when there is more upfront use of a title, for instance due to significant program sales (see below).

The Company’s business model is generally subscription based as opposed to a model generating revenues at a specific title level. Content assets (licensed and produced) are predominantly monetized as a group and therefore are reviewed in aggregate at a group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized cost. If such changes are identified, the aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off.

Revenue recognition

The following table sets forth the Company’s revenues disaggregated by type for the three and the nine months ended September 30, 2020 and 2019, as well as the relative percent of each revenue type to total revenue.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019

Subscriptions – O&O Service	$3,492	40%	$1,833	38%	$9,304	32%	$4,998	44%
Subscriptions – App Services	890	10%	705	15%	2,596	9%	1,928	17%
Subscriptions – Total	4,382	50%	2,538	53%	11,900	41%	6,926	61%

License Fees – Affiliates	4,227	48%	2,247	47%	12,300	44%	4,123	36%
License Fees – Program Sales	134	2%	6	0%	4,055	15%	273	3%
License Fees – Total	4,361	50%	2,253	47%	16,355	59%	4,396	39%

Other – Total	1	0%	-	0%	5	0%	14	0%

Total Revenues	$8,744		$4,791		$28,260		$11,336

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Subscriptions — O&O Service

The Company generates revenue from monthly subscription fees from its O&O Service. CuriosityStream subscribers enter into non-refundable, month-to-month or annual subscriptions with the Company. The Company bills the monthly subscriber on each subscriber’s monthly anniversary date and recognizes the revenue ratably over each monthly membership period. The annual subscription fees are collected by the Company at the start of the annual subscription period and are recognized ratably over the subsequent twelve (12) month period. Revenues are presented net of the taxes that are collected from subscribers and remitted to governmental authorities.

The Company also offers gift certificates for use on a future date. The Company recognizes revenue from gift certificates when the services have been provided. The gift certificates do not expire.

Subscription — App Services

The Company also earns subscription revenues through its App Services. These subscriptions are similar to the O&O Service subscriptions, but are generated based on agreements with certain streaming media players as well as with Smart TV brands and gaming consoles (see Note 1). Under these agreements, the streaming media player typically bills the subscriber directly and then remits the collected subscriptions to the Company, net of a distribution fee. The Company recognizes the gross subscription revenues when earned and simultaneously recognizes the corresponding distribution fees as an expense. The Company is the principal in these relationships as the Company retains control over service delivery to its subscribers.

Licensing — Affiliates

The Company generates license fee revenues from MVPDs such as Altice, Comcast and Cox as well as from vMVPDs such as Amazon and Sling TV (MVPDs and vMVPDs are also referred to as affiliates). Under the terms of the agreements with these affiliates, the Company receives license fees based upon contracted programming rates and subscriber levels reported by the affiliates. In exchange, the Company licenses its content to the affiliates for distribution to their subscribers. The Company earns revenue under these agreements either based on the total number of subscribers multiplied by rates specified in the agreements or based on fixed fee arrangements. These revenues are recognized over the term of each agreement when earned.

Licensing — Program Sales

The Company has distribution agreements which grant a licensee limited distribution rights to the Company’s programs for varying terms, generally in exchange for a fixed license fee. Revenue is recognized once the content is made available for the license to use.

The Company’s performance obligations include (1) access to its SVoD platform via the Company’s O&O Service and App Services, (2) access to the Company’s content assets, and (3) licenses of specific program titles. In contracts containing the right to access the Company SVoD platform, the performance obligation is satisfied as access to the SVoD platform is provided post any free trial period. In contracts which contain access to the Company’s content assets, the performance obligation is satisfied as access to the content is provided. For contracts with licenses of specific program titles, the performance obligation is satisfied as that content is made available for the customer to use.

Payments terms for access to the Company’s SVoD services require payment in advance on or prior to the date access to the service is provided. Payments for contracts providing access to the Company’s content assets are paid either in advance, over the license term, or on a sales and usage basis. Payments for licenses of specific program titles are paid either upfront or over the license term on a fixed fee basis, or on a sales and usage basis. To date, there has been no financing component associated with the Company’s revenue arrangements and such arrangements do not contain rights of return provisions.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Revenues expected to be recognized in the future related to performance obligations that are unsatisfied at September 30, 2020 are as follows:

	Rest of year ending December 31,	For the twelve months ending December 31,
	2020	2021	2022	2023	2024	Total
Remaining Performance Obligations	$3,559	$17,411	$7,925	$1,281	$95	$30,271

These amounts include only fixed consideration or minimum guarantees and do not include amounts related to (i) contracts with an original expected term of one year or less or (ii) licenses of content that are solely based on sales or usage-based royalties.

Contract liabilities (i.e. deferred revenue) consists of subscriber and affiliate license fees billed that have not been recognized, and unredeemed gift certificates and other prepaid subscriptions that have not been redeemed. Total deferred revenues were $8,885 and $7,101 at September 30, 2020 and December 31, 2019, respectively. The increase in deferred revenues is due to the growth in annual license fees to affiliates and annual subscriptions from O&O and App Services, both which require upfront annual payments.

Revenues of $6,393 were recognized during the nine months ended September 30, 2020 related to the balance of deferred revenue at December 31, 2019.

Recently issued financial accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under current U.S. GAAP. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. The new guidance also requires qualitative and quantitative disclosures related to the nature, timing and uncertainty of cash flows arising from leases. The guidance is effective for the Company’s fiscal year beginning January 1, 2022 with early adoption permitted, and is required to be implemented using a modified retrospective approach. The Company is currently assessing the impact of the new standard on its financial statements, but anticipates a material increase in assets and liabilities due to the recognition of the required right-of-use asset and corresponding lease liability for all lease obligations that are currently classified as operating leases, such as real estate leases for corporate headquarters, as well as additional disclosure on all its lease obligations. The income statement recognition of lease expense is not expected to significantly change from the current methodology.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires that an entity measure and recognize expected credit losses for financial assets held at amortized cost and replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that requires consideration of a broader range of information to estimate credit losses. The guidance also modifies the impairment model for available-for-sale debt securities. ASU 2016-13 is effective for the Company’s fiscal year beginning January 1, 2023. The Company is continuing to assess the potential impacts of ASU 2016-13 on its financial statements.

Note 3 — Content assets

Content assets consisted of the following:

	As of
	September 30, 2020	December 31, 2019

Licensed content, net
Released, less amortization	10,537	7,880
Prepaid and unreleased	1,556	2,685
	12,093	10,565

Produced content, net
Released, less amortization	6,572	3,970
In production	5,026	1,889
In development and pre-production	135	203
	11,733	6,062

Total	$23,826	$16,627

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

As of September 30, 2020, $5,077, $3,027, and $1,326 of the $10,537 unamortized cost of the licensed content that has been released is expected to be amortized in each of the next three years. As of September 30, 2020, $1,585, of the $6,572 unamortized cost of the produced content that has been released is expected to be amortized in each of the next three years.

In accordance with its accounting policy for content assets, the Company amortized licensed content costs and produced content costs during the three and nine months ended September 30, 2020 and 2019, respectively as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Licensed content	$1,719	$1,004	$5,071	$2,120
Produced content	390	177	1,712	321
	2,109	1,181	6,783	2,441

Note 4 — Line of credit

On February 12, 2020, the Company obtained a one-year $4,500 line of credit facility from a bank. The line of credit calls for interest-only monthly payments at a rate equal to the LIBOR Daily Floating Rate plus 2.25%. The loan carries an unused fee of 0.25% annually on all committed but unused capital, payable quarterly in arrears. The entire unpaid principal balance is due when the loan matures on February 28, 2021. The line of credit facility is collateralized by cash of $4,500. At September 30, 2020 there was a balance of $950 drawn under the facility.

Note 5 — Redeemable convertible preferred stock and stockholders’ equity

Series A Preferred Stock

During November and December 2018, in connection with a private placement equity offering, the Company issued 14,557,000 shares of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) in exchange for gross proceeds of $145,570. The Company incurred equity issuance costs of $8,027 in connection with this offering, which were reflected as a reduction to the initial carrying value of the Series A Preferred Stock balance.

The holders of the Series A Preferred Stock have the right, exercisable at any time, to convert all or any of such shares into a number of shares of Class A Common Stock equal to the Accrued Value divided by the then-current Conversion Price. The Accrued Value is equal to the original liquidation preference of $10.00 per share of Series A Preferred Stock plus an additional amount equal to the dollar amount of any accrued but unpaid dividends (see below). The Conversion Price is initially $10.00 per share, but shall be subject to certain anti-dilution adjustments. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis on all matters on which holders of Class A and Class B Common Stock vote.

Holders of Series A Preferred Stock are entitled to dividends equal to 10% of the Accrued Value per annum. Such dividends are cumulative and accrue daily in arrears. Cash dividends are payable when, as and if declared by the Board of Directors. If the Board of Directors does not declare a cash dividend in respect of all or a portion of the dividend when due, the Accrued Value of the Series A Preferred Stock will be increased by a corresponding amount. No such dividends have been declared as of September 30, 2020. As of September 30, 2020, and December 31, 2019, cumulative dividends on the Series A Preferred Stock totaled $29,535 ($2.03 per share) and $16,945 ($1.16 per share), respectively.

In the event of liquidation, dissolution, or winding up of the affairs of the Company, the holders of Series A Preferred Stock will be entitled to receive, before any distribution to the holders of Class A Common Stock and Class B Common Stock, an amount equal to the Accrued Value of such shares plus any other accrued but unpaid dividends (“Series A Preferred Stock Liquidation Value”). If the assets of the Company are insufficient to permit the payment in full of the Series A Preferred Stock Liquidation Value to the holders of the Series A Preferred Stock, then the assets will be distributed ratably among the holders of the Series A Preferred Stock.

Upon a Qualifying Public Offering, the Company will have the option to effect the conversion of all Series A Preferred Stock then outstanding into a number of shares of Class A Common Stock equal to the Accrued Value (plus any other accrued but unpaid dividends), divided by the lesser of (1) the Qualifying Public Offering Price or (2) the then-current Conversion Price. A Qualifying Public Offering is defined in the Certificate of Designations for the Series A Preferred Stock as a firm-commitment underwritten registered offering of common stock listed on a national securities exchange with gross proceeds which exceed $75,000.

Immediately prior to the effective date of a Fundamental Change, the Series A Preferred Stock will automatically convert into a number of shares of the Company’s Class A Common Stock equal to the Accrued Value (plus any other accrued but unpaid dividends), divided by the lesser of (1) the applicable acquisition or sale price or (2) the then-current Conversion Price on the date of closing such transaction. A Fundamental Change is defined in the Certificate of Designations for the Series A Preferred Stock as any consolidation or merger of the Company or similar transaction or any sale, lease or other transfer of all or substantially all the assets of the Company, pursuant to which its common stock will be converted into, or receive a distribution of the proceeds in, cash, securities or other property, other than pursuant to a transaction in which the shareholders of the Company prior to the transaction continue to own a majority of the total voting power of the surviving company following such transaction. On August 6, 2020 the Company amended the Certificate of Designations to allow for the definitive merger agreement with Software Acquisition Group Inc. to qualify as a Fundamental Change. Refer to Note 12 for the impact of the merger on the Company’s capital structure.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Additionally, the Series A Preferred Stock is redeemable in whole or in part at the holder’s option (i) any time on or after November 15, 2025, (ii) if the Company declares a dividend or distribution on any junior security or a repurchase or redemption of any junior security in violation of the terms of the Certificate of Designations for the Series A Preferred Stock, or (iii) the Company enters into a definitive agreement that would result in a Fundamental Change and holders of the Series A Preferred Stock would receive an illiquid security as consideration in connection with such transaction, in each case for a cash payment equal to the Accrued Value (plus any other accrued but unpaid dividends).

The Company classifies preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. Given the redemption rights contained within the Series A Preferred Stock, the Company accounts for the outstanding preferred stock as temporary equity in the balance sheets. Series A Preferred Stock which is classified as temporary equity is initially recorded at its fair value, net of transaction costs, at issuance date. At each reporting period, the amount is adjusted by accreting changes in the redemption value over the period from the date of issuance to the earliest redemption date. The recorded redemption value ($168,288 and $155,174 at September 30, 2020 and December 31, 2019, respectively) includes accrued but unpaid dividends and accretion of issuance costs.

Registration Rights

In connection with the issuance of Series A Preferred Stock, the Company also entered into a registration rights agreement, which provides the holders of Series A Preferred Stock certain registration rights with respect to Class A Common Stock issuable upon the conversion of the Series A Preferred Stock. The Company intends to file a registration statement in satisfaction of this registration rights requirement by the deadline set forth in the registration rights agreement.

On August 10, 2020, the Company entered into the Merger Agreement with SWAG, a publicly-traded company (traded on the NASDAQ exchange under the ticker symbol “SAQNU” through October 14, 2020). The transaction will be accounted for as a reverse recapitalization, with no goodwill or other intangibles assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Software Acquisition Group will be treated as the “acquired” company for financial reporting purposes.

We capitalize direct incremental legal, accounting costs and consulting fees relating to the Merger Agreement in other non-current assets in our unaudited balance sheets. Following the completion of the Merger with Software Acquisition Group, we will offset these costs against the proceeds. Deferred offering costs were $2,361 as of September 30, 2020, of which $2,232 was incurred during the three months ended September 30, 2020.

Note 6 — Earnings (loss) per share

Basic and diluted earnings (loss) per share calculations are calculated on the basis of the weighted average number of shares of the Company’s common stock outstanding during the year. Diluted earnings (loss) per share give effect to all dilutive potential common shares outstanding during the period using the treasury stock method for stock options and the if-converted method for redeemable convertible preferred stock. In computing diluted earnings (loss) per share, the average fair value of the Company’s common stock for the period is used to determine the number of shares assumed to be purchased from the exercise price of the options. Common stock equivalents are excluded from the calculation when a loss is incurred as their effect would be anti-dilutive.

	Three Months ended September 30,		Nine Months ended September 30,
	2020	2019	2020	2019

Numerator:
Net loss	(6,693)	(9,659)	(22,951)	(27,944)
Less preferred dividends and accretion of issuance costs	(4,523)	(4,059)	(13,114)	(11,725)
Net loss attributable to common stockholders	(11,216)	(13,718)	(36,065)	(39,669)

Denominator
Weighted average share – basic	20,000,154	20,000,000	20,000,051	20,000,000

Dilutive effect of common stock equivalents
Options	-	-	-	-
Series A Preferred shares	-	-	-	-

Denominator
Total Weighted average shares – diluted	20,000,154	20,000,000	20,000,051	20,000,000

Net loss per share attributable to common stockholders basic and diluted	$(0.56)	$(0.69)	$(1.80)	$(1.98)

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

For the three and nine months ended September 30, 2020, the following share equivalents related to Series A Preferred Stock and stock options to purchase shares of common stock were excluded from the computation of diluted net loss per share as the inclusion of such shares would be anti-dilutive due to the net loss incurred during each period. Common shares issuable for options represent the total amount of outstanding stock options at September 30, 2020 and 2019. Common shares issuable for Series A Preferred Stock were calculated based on the Series A Preferred Stock Liquidation Value and Conversion Price at September 30, 2020 and 2019 (see Note 5).

	Three and Nine Months ended September 30, 2020	Three and Nine Months ended September 30, 2019

Common shares issuable for:
Options	4,039,399	3,615,565
Series A Preferred Stock	17,510,498	15,850,700
Total	21,549,897	19,466,265

Note 7 — Stock-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value is recognized in earnings over the period during which an employee is required to provide the service. The Company accounts for forfeitures as they occur.

In October 2018, the Board of Directors of the Company adopted and approved the Stock Option Plan. The Stock Option Plan provides for the grant of up to 4,200,000 options to purchase shares of Class A Common Stock to employees, non-employee directors, consultants and independent contractors at option exercise prices and vesting terms as determined by the Board of Directors. Upon adoption of the Omnibus Plan on August 7, 2020, 7,725,000 shares were approved to be issued as incentive stock options, share appreciation rights, restricted stock units and restricted stock. Upon the closing date of the Merger, the previous shares under the Legacy CuriosityStream Stock Option Plan of 4,200,000 were converted into approximately 2,215,000 shares of new company stock options leaving an incremental 5,510,000 shares available to be issued under the Omnibus Plan. Refer to Note 12 for further details.

During the three months ended September 30, 2020, the Company’s stock option activity included grants of 70,000 options, forfeitures of 91,216 options, and exercise of 14,000 options to purchase shares of Class A Common Stock. Additionally, during the three months ended September 30, 2020, 182,250 shares vested with a grant date fair value of $275. The total grant date fair value of options granted during the three months ended September 30, 2020 was $221.

During the nine months ended September 30, 2020, the Company’s stock option activity included grants of 896,300 options, forfeitures of 475,466 options and exercise of 14,000 option to purchase shares of Class A Common Stock. Additionally, during the nine months ended September 30, 2020, 426,892 shares vested with a grant date fair value of $459. The total grant date fair value of options granted during the nine months ended September 30, 2020 was $2,459.

On August 7, 2020, the Company waived the revenue target performance conditions associated with certain of its outstanding stock options. On September 8, 2020, the Company cancelled 530,500 stock options and agreed to replace the cancelled options with new equity awards of equal fair value subsequent to the completion of the merger with SWAG. The Company is accounting for the cancellation and concurrent offer to grant replacement awards as a modification of the cancelled options.

For the three and nine months ended September 30, 2020, total stock-based compensation expense was $492 and $1,540, respectively.

At September 30, 2020, there was $4,711 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Stock Option Plan, which is expected to be recognized over a weighted average period of 3.00 years.

The aggregate intrinsic value for outstanding and exercisable stock options at September 30, 2020 was $13,970 and $2,974, respectively, and was based on the difference between the exercise price of in-the-money-stock options and the fair value of the Company’s common stock as of September 30, 2020.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Note 8 — Segment and geographic information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information presented on an entity-wide basis for purposes of making operating decisions, assessing financial performance and allocating resources.

All long-lived tangible assets are located in the United States. Revenue by geographic location, based on the location of the customers, with no foreign country individually comprising greater than 10% of total revenue, is as follows.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019

United States	$6,766	77%	$3,886	81%	$22,835	81%	$8,731	77%
International	1,978	23%	905	19%	5,425	19%	2,605	23%
	8,744	100%	4,791	100%	28,260	100%	11,336	100%

Note 9 — Commitments and contingencies

Content commitments

At September 30, 2020, the Company had $13,543 of content obligations comprised of $2,165 included in current content liabilities in the accompanying balance sheets, and $11,378 of obligations that are not reflected in the accompanying balance sheets as they did not yet meet the asset recognition criteria for content assets (see Note 2). Content obligations of $5,011, $6,980, and $1,552 are expected to be paid during the rest of the three months ending December 31, 2020, and the years ending December 31, 2021 and 2022, respectively.

At December 31, 2019, the Company had $10,858 of content obligations comprised of $3,306 included in current content liabilities in the accompanying balance sheets, and $7,552 of obligations that are not reflected in the accompanying balance sheets as they did not yet meet the asset recognition criteria for content assets. Content obligations of $7,905, $1,403 and $1,550 are expected to be paid during 2020, 2021 and 2022, respectively.

Content obligations include amounts related to licensed, commissioned and internally produced streaming content. An obligation for the production of content includes non-cancelable commitments under creative talent and employment agreements. An obligation for the licensed and commissioned content is incurred at the time the Company enters into an agreement to obtain future titles. Once a title becomes available, a content liability is generally recorded. Certain agreements include the obligation to license rights for unknown future titles, the ultimate quantity and/or fees for which are not yet determinable as of the reporting date.

Advertising commitments

The Company has certain commitments with regards to future advertising and marketing expenses as stated in the various licensee agreements. Certain of the agreements do not specify the amount of advertising and marketing commitment; however, the total commitments for agreements which do specify the amount are $20,905 as of September 30, 2020, of which $3,155, $11,750, and $6,000 is expected to be paid during the rest of the three months ending December 31, 2020 and the years ending December 31, 2021 and 2022, respectively.

Operating leases

The Company leases corporate office space in Silver Spring, Maryland. The lease was set to expire April 30, 2027 with an accelerated expiration option on either July 31, 2021 or July 31, 2023, which required payment of an accelerated payment as defined in the lease agreement.

On August 1, 2020 the lease was amended to extend the term of the lease for an additional seventy months from the previous expiration date of April 30, 2027 to now expire on February 28, 2033. The terms of the lease include a rent abatement period of ten months and a tenant improvement allowance of $93 and $295 for 2020 and 2021, respectively.

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

The rent and sublease rental income future minimum lease payments for the above operating lease is as follows:

	CuriosityStream rent	Sublease rental income	Net rent
Remainder of the three months ending December 31, 2020	-	-	-

Years Ending December 31,
2021	304	(30)	274
2022	530	(53)	477
2023	543	(54)	489
2024	557	(56)	501
Thereafter	5,102	(510)	4,592

	$7,036	$(703)	$6,333

Note 10 — Income taxes

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

The Company recorded a provision for income taxes for the three and nine months ended September 30, 2020 and 2019 primarily related to foreign withholding income taxes. The Company’s provision for income taxes differs from the federal statutory rate primarily due to the Company being in a full valuation allowance position and not recognizing a tax benefit attributable to generated losses for either federal or state income tax purposes.

Note 11 — Paycheck Protection Program Loan

On May 1, 2020, the Company applied for and received funding from the Paycheck Protection Program (“PPP”) in the amount of $1,158 under the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) (the “PPP Loan”). The PPP Loan matures in May 2022 and bears interest at a rate of 1.0% per annum. Monthly amortized principal and interest payments are deferred for six (6) months after the date of disbursement. The PPP provides that the use of the PPP Loan amount shall be limited to certain qualifying expenses and may be partially or wholly forgiven in accordance with the requirements set forth in the CARES Act. The amount of loan proceeds eligible for forgiveness takes into account a number of factors, including the amount of loan proceeds used by the Company during the specified period after the loan origination for certain purposes including payroll costs, rent payments on certain leases, and certain qualified utility payments.

During the three and nine months ended September 30, 2020, $168 and $1,158, respectively, of loan proceeds were applied to covered payroll and non-payroll expenses per the PPP. The Company has elected to recognize earnings as funds are applied to covered expenses and classify the application of funds as a reduction of the related expense in the statement of operations. As a result, general and administrative expenses during the three and nine months ended September 30, 2020 within the unaudited statement of operations are reduced by these amounts. Should the Company’s loan forgiveness application be rejected, the Company may be required to repay all or a portion of the funds received under the PPP under an amortization schedule through May 2025 with an annual interest rate of 1%.

The Company believes it has met all the requirements under the PPP and, after submitting an application for loan forgiveness, anticipates that it will not be required to repay any portion of the grant.

Note 12 — Subsequent events

On October 14, 2020 (the “Closing Date”), SWAG (or “New CuriosityStream”), consummated the merger pursuant to the Merger Agreement dated August 10, 2020, by and among SWAG, Merger Sub, the Company, and Hendricks Factual Media LLC. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”

Upon the consummation of the Business Combination, Merger Sub merged with and into the Company, with the Company surviving the merger in accordance with the Delaware General Corporation Law as a wholly-owned subsidiary of SWAG (the “Merger” and, the completion of the Merger, the “Closing”). In connection with the Closing, SWAG changed its name from “Software Acquisition Group Inc.” to “CuriosityStream Inc.” and CuriosityStream changed its name from “CuriosityStream Inc.” to “CuriosityStream Operating Inc.”

CuriosityStream Inc.

Notes to the Unaudited Financial Statements

(in thousands, except share and per share data)

Effective October 15, 2020, New CuriosityStream’s common stock is traded on the NASDAQ under the symbol “CURI”, New CuriosityStream’s Public Warrants are quoted on the NASDAQ under the symbol “CURIW” and, after resale, the PIPE Warrants and the Private Placement Warrants will also trade under the same ticker symbol as the Public Warrants.

At the effective time of the Merger, all (100%) of the issued and outstanding shares of capital stock of the Company were converted into an aggregate of 31,556,837 shares of New CuriosityStream’s Common Stock (“Common Stock”), par value $0.0001 per share (the “Merger Shares”). Pursuant to the Merger Agreement, 1,501,758 Merger Shares issued by the Company at closing are held in escrow for a period of twelve (12) months after the Closing to satisfy indemnification obligations and an additional 19,924 Merger Shares will be held in escrow pending final working capital calculations (collectively, the “Escrow Shares”).

Included in the 31,556,837 converted shares are previously outstanding shares of the Company’s Series A Preferred Stock which converted into 17,501,298 shares of Class A Common Stock

In connection with the Closing, and pursuant to the terms of a PIPE Subscription Agreement entered into by New CuriosityStream with certain third-party investors (the “PIPE Investors”) in connection with the execution of the Merger Agreement, New CuriosityStream completed the issuance of an aggregate of 2,500,000 newly-issued shares of Common Stock for an aggregate purchase price of $25,000 (the “PIPE”). The shares of Common Stock issued by New CuriosityStream pursuant to the PIPE were issued concurrently with the Closing of the Merger on the Closing Date.

The Omnibus Incentive Plan was approved by the SWAG board of directors on August 7, 2020 which was subsequently approved by the stockholders of SWAG to be effective with the Closing of the Merger on the Closing Date. The purpose of the Omnibus Incentive Plan is to promote the interests of New CuriosityStream and its subsidiaries and its stockholders by (i) attracting and retaining directors, executive officers, employees and consultants of outstanding ability; (ii) motivating such individuals by means of performance-related incentives to achieve the longer-range performance goals of New CuriosityStream and its subsidiaries; and (iii) enabling such individuals to participate in the long-term growth and financial success of New CuriosityStream. Awards under the Omnibus Incentive Plan may be made in the form of performance awards, restricted stock, restricted stock units, stock options, which may be either incentive stock options or non-qualified stock options, stock appreciation rights, other stock-based awards and dividend equivalents. Awards are generally non-transferable.

On November 2, 2020, the compensation committee of New CuriosityStream approved certain equity incentive grants to directors, executive officers and other employees of the Company.

In connection with the consummation of the Merger, 711,000 warrants to purchase New CuriosityStream’s common stock held by Software Acquisition Holdings LLC were forfeited. The forfeited warrants had an exercise price of $11.50 per share, and a five year term. In connection with such forfeiture and pursuant to the Merger Agreement, certain employees of the Company selected by the compensation committee are to receive fully vested options exercisable for shares of New CuriosityStream’s common stock with an exercise price of $11.50 (or the fair market value on the date of grant, if higher) and with a five year term. On November 2, 2020, the compensation committee approved at total of 558,642 Premium Priced Stock Option grants to certain executive officers. As provided in the Merger Agreement, the options are fully vested, have an exercise price of $11.50 per share, and have a five year term. There remains 152,358 of these options which the compensation committee may grant to other employees of the Company. The options are subject to terms and conditions of the Omnibus Incentive Plan and an option agreement.

The compensation committee also approved grants of restricted stock units to employees and non-employee directors of the Company, including certain executive officers. Such grants were effective on November 5, 2020. The restricted stock units will vest as to 25% of the award on each of the first four anniversaries of the grant date, provided the grantee remains employed by New CuriosityStream or its subsidiaries through such vesting date, with settlement on the vesting date or within 30 days thereafter. The restricted stock units are subject to the terms and conditions of the Omnibus Incentive Plan and a restricted stock unit agreement. On November 2, 2020, the compensation committee approved a total of 261,202 restricted stock unit grants to certain executive officers and non-employee directors.

On November 2, 2020, the compensation committee approved a grant of 2,038,570 stock options for Clint Stinchcomb, the Company’s Chief Executive Officer. The stock options have an exercise price of $8.77, which was the closing price on the grant date, and have a ten-year term. The stock options will vest as to 25% of the award on each of the first four anniversaries of the grant date, provided Mr. Stinchcomb remains employed by New CuriosityStream or its subsidiaries through such vesting date, and provided further that, if Mr. Stinchcomb’s employment is terminated without “cause” or he resigns for “good reason,” or dies or becomes disabled, the unvested stock options will become vested. The stock options are subject to the terms and conditions of the Omnibus Incentive Plan and a stock option agreement.

On November 5, 2020, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-249556) filed by New CuriosityStream on October 20, 2020 registering (A) the issuance by New CuriosityStream of up to (i) 7,475,000 shares of Common Stock  issuable upon the exercise of warrants (the “Public Warrants”) originally sold as part of the units in its initial public offering (the “IPO”); (ii) up to 3,676,000 shares of Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants”) issued to Software Acquisition Holdings LLC in a private placement that closed concurrently with the IPO; (iii) up to 353,000 shares of Common Stock issuable upon the exercise of warrants (the “PIPE Warrants”) issued to the PIPE Investors in a private placement that closed concurrently with the Business Combination, and (iv) 7,725,000 shares of Common Stock issuable under the Omnibus Incentive Plan; and (B) the resale or distribution from time to time by the selling securityholders named in the prospectus contained in the Registration Statement or their permitted transferees of (i) up to 2,500,000 shares of Common Stock issued to the PIPE Investors in private placements immediately prior to the closing of the Business Combination pursuant to Subscription Agreements entered into on August 10, 2020; (ii) 353,000 PIPE Warrants and (iii) 3,676,000 Private Placement Warrants.

The Company has evaluated events and transactions for potential recognition or disclosure through November 12, 2020, the date the financial statements were available to be issued.

Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of CuriosityStream Inc.’s (which was renamed CuriosityStream Operating Inc. subsequent to September 30, 2020) results of operations and financial condition. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in Risk Factors of the Definitive Proxy Statement on Schedule 14A filed with the SEC on September 22, 2020. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of CuriosityStream.

Overview

CuriosityStream is a media and entertainment company that offers premium video programming across the entire category of factual entertainment, including science, history, society, nature, lifestyle and technology. Our mission is to provide premium factual entertainment that informs, enchants and inspires. We are meeting demand for high-quality factual entertainment via SVoD platforms, as well as via bundled content licenses for SVoD and linear offerings, partner bulk sales, brand partnerships and content sales. We are well-positioned for growth as a digital-native video platform monetizing content across this broad revenue stack. We operate our business as a single operating segment that provides premium streaming content through multiple channels, including the use of various applications, partnerships and affiliate relationships. Our product and service lines and channels through which we generate revenue are described in further detail below.

Our content is available directly through our O&O Service and App Services. Our App Services enable access to CuriosityStream on almost every major consumer device, including streaming media players like Roku, Apple TV and Amazon Fire TV, all major smart TV brands (e.g., LG, Vizio, Samsung, Sony) and gaming consoles like Xbox. In addition, we have affiliate agreement relationships with, and our service is available directly from, major MVPDs that include Comcast, Cox, Dish and NCTC and vMVPDs and digital distributors that include Amazon Prime Video Channels, Roku Channels, Sling TV and YouTube TV.

Our Direct Service is available to any household in the world with a broadband connection for $2.99 per month or $19.99 dollars per year for high definition resolution, or $9.99 per month or $69.99 per year for service in 4K. The MVPD, vMVPD and digital distributor partners making up our Partner Direct Business pay us a revenue share or license fee for sales to individuals who subscribe to CuriosityStream via the partners’ respective platforms.

In addition to our Direct and Partner Direct Businesses, we have affiliate relationships with MVPDs, Bundled MVPD Partners to whom we can offer different sets of rights, including 24/7 “linear” channels, our on-demand content library, mobile rights and pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber.

Our Corporate & Education business to date has been comprised primarily of selling subscriptions in bulk to companies and organizations that in turn offer these subscriptions to their employees and members as an employment benefit or “gift of curiosity.” In the future, we hope to enter into multi-year integrated partnerships where we create and distribute content in support of these partners’ CSR and membership initiatives.

By the end of 2020, we expect to launch traditional spot advertising on one or more of our linear television networks. In the future, we hope to develop integrated digital brand partnerships with advertisers (“Sponsorship & Advertising Business”). These sponsorship campaigns would offer companies the chance to be associated with CuriosityStream content in a variety of forms, including short and long form program integration, branded social media promotional videos, broadcast advertising spots, and digital display ads. The impressions accumulated in these multi-faceted campaigns would roll up to verifiable metrics for the clients.

The fifth line of business in our revenue stack is program sales Program Sales Business. We are able to sell to certain media companies a collection of our existing titles in a traditional program sales deal. We are also able to sell selected rights (such as in territories or on platforms that are lower priority for us) to content we create before we even begin production. This latter model reduces risk in our content development decisions and creates program sales revenue.

Key Factors Affecting Results of Operations

Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our ability to efficiently grow our subscriber base and expand our service offerings to maximize subscriber lifetime value. In particular, we believe that the following factors significantly affected our results of operations over the last two fiscal years and are expected to continue to have such significant effects:

Revenues

Currently, the main sources of our revenue are (i) subscriber fees from Direct Business and Direct Subscribers, (ii) license fees from affiliates who receive subscriber fees for CuriosityStream from such affiliates’ subscribers (“Partner Direct Business” and “Partner Direct Subscribers”) and (iii) bundled license fees from distribution affiliates (“Bundled MVPD Business” and “Bundled MVPD Subscribers”). As of September 30, 2020, we had approximately 13 million total paying subscribers, including Direct Subscribers, Partner Direct Subscribers and Bundled MVPD Subscribers.

Since our founding in 2015, we have generated the majority of our revenues from Direct Subscribers in the form of monthly or annual subscription plans. We charge $2.99 per month or $19.99 dollars per year for our Direct Service in high-definition resolution, or $9.99 per month or $69.99 per year for service in 4K. The MVPD, vMVPD and digital distributor partners making up our Partner Direct Business pay us a revenue share or license fee. We recognize subscription revenues ratably during each subscriber’s monthly or yearly subscription period. We record refunds to subscribers as a reduction of revenues or deferred revenues, as appropriate. We pay a fixed percentage distribution fee to our partners for subscribers accessing our platform via App Services to compensate these partners for access to their customer and subscriber bases. Our MVPD, vMVPD and digital distributor partners host and stream our content to their customers via their own platforms, such as set top boxes in the case of most MVPDs. We do not incur billing, streaming or backend costs associated with content distribution through our MVPD, vMVPD and digital distributor partners.

Operating Costs

Our primary operating costs relate to the cost of producing and acquiring our content, the costs of advertising and marketing our service, personnel costs, and distribution fees. As of September 30, 2020, licensed content represented 1,952 titles and original titles represented 919 titles. Producing and co-producing content and commissioned content is generally more costly than content acquired through licenses.

The Company’s business model is subscription based as opposed to a model generating revenues at a specific title level. Content assets (licensed and produced) are predominantly monetized as a group and therefore are reviewed in aggregate at a group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized cost. If such changes are identified, the aggregated content library will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. For a discussion of the accounting policies for content impairment write-down and management estimates involved therein, see “— Critical Accounting Policies and Estimates” below.

Further, our advertising and marketing expenditures and personnel costs constitute primary operating costs for our business. These costs may fluctuate based on advertising and marketing objectives and personnel needs. In general, we intend to focus marketing dollars on efficient customer acquisition. With respect to personnel costs, for the first several years of our existence, we invested heavily in engineering, marketing and programming staff to build the Company and its service offering. Beginning in 2019, however, we began to focus on sales staff and other revenue-generating personnel.

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Results of Operations

The financial data in the following tables set forth selected financial information derived from our unaudited financial statements for the three and nine months ended September 30, 2020 and 2019 and shows our results of operations as a percentage of revenue or as a percentage of costs. We conduct business through one operating segment, CuriosityStream Inc.

Comparison of the three months ended September 30, 2020 and 2019.

	For the three months ended September 30,
	2020		2019		$ Change	% Change
	(unaudited)
	(in thousands)
Revenues:
Subscriptions	$4,382	50%	$2,538	53%	$1,844	73%
License fee	4,361	50%	2,253	47%	2,108	94%
Other	1	0%	-	0%	1	0%
Total Revenues	$8,744	100%	$4,791	100%	$3,953	83%
Operating expenses:
Cost of revenues	3,411	22%	1,946	13%	1,465	75%
Advertising and marketing	7,800	50%	9,410	63%	(1,610)	(17%)
General and administrative	4,286	28%	3,539	24%	747	21%
Total operating expenses	$15,497	100%	$14,895	100%	$602	4%
Operating loss	(6,753)		(10,104)		3,351	(33%)
Other income (expense)
Interest and other income (expenses)	101		475		(374)	(79%)
Loss before income taxes	(6,652)		(9,629)		2,977	(31%)
Provision for income taxes	41		30		11	37%
Net loss	$(6,693)		$(9,659)		$2,966	(31%)

Revenue

Revenue for the three months ended September 30, 2020 and 2019 was $8.7 million and $4.8 million, respectively. The increase of $4.0 million, or 83%, resulted primarily from a (i) $1.8 million increase in subscriber fees received, mainly from annual plans and (ii) $2.1 million increase in license fees received by us primarily from new third-party affiliate agreements in late 2019 which resulted from growth of our Bundled MVPD Business.

Operating Expenses

Operating expenses for the three months ended September 30, 2020 and 2019 were $15.5 million and $14.9 million, respectively. This increase of $0.6 million, or 4%, primarily resulted from the following:

Cost of Revenues: Cost of revenues for the three months ended September 30, 2020 increased to $3.4 million from $1.9 million for the three months ended September 30, 2019. Cost of revenues primarily includes content amortization, streaming delivery costs, payment processing costs and distribution fees and sales commission costs. The increase of $1.5 million is primarily due to higher content amortization expense of $0.9 million due primarily to timing and number of titles published in the three months ended September 2020 as compared to the same period in 2019. Prior to 2019, all content was fully amortized upon initial publication, and as such, amortization expense during the three months ended September 30, 2019 only related to titles that launched during that period subsequent to January 1, 2019. On January 1, 2019, the Company adopted the guidance in ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, and determined that it should no longer fully amortize its content library upon initial publication. The balance of the increase is due to increases in processing and distribution fees (increase of $0.1 million), streaming delivery costs (increase of $0.2 million) and sales commissions (increase of $0.1 million). The increase of cost of revenues is in line with the increase in revenue during the three months ended September 30, 2020.

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Advertising & Marketing: Advertising and marketing expenses for the three months ended September 30, 2020 decreased to $7.8 million from $9.4 million for the three months ended September 30, 2019. This decrease of $1.6 million, or 17%, was due to a decrease in digital advertising of $2.8 million and a decrease of television advertising of $0.7 million offset by an increase of advertising through an MVPD distributor platform of $1.1 million and an increase of $0.6 million of other direct advertising through partners. Costs incurred support our customer acquisition strategy, utilizing a range of traditional marketing channels as well as digital channels such as Facebook, Google and YouTube. The decrease in advertising costs was due to efficiencies gained in spending levels while maintaining increased levels of subscriptions.

General and Administrative: General and administrative expenses for the three months ended September 30, 2020 increased to $4.2 million from $3.5 million for the three months ended September 30, 2019. This increase of $0.7 million, or 21%, was primarily attributable to $0.4 million for incremental salaries and benefits related to increased headcount, $0.3 million for annual bonus due to increased headcount in the plan, $0.2 million for incremental stock based compensation, offset by $0.2 million related to the PPP loan forgiveness. We expect to incur additional expenses in future periods as we continue to invest in corporate infrastructure to support public activities of CuriosityStream, including adding personnel and systems.

Operating Loss

Operating loss from operations for the three months ended September 30, 2020 and 2019 was $(6.8) million and $(10.1) million, respectively. The decrease of $3.3 million, or 33%, in operating loss resulted from the increase in revenue of $4.0 million, or 83%, offset by the increase in operating expenses of $0.6 million, or 4%, in each case during the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

Interest and Other Income (expense)

Interest and other income (expense) for the three months ended September 30, 2020 decreased to $0.1 million from $0.5 million for the three months ended September 30, 2019. This was primarily due to a decrease in interest income as a result of the average invested amount decreasing during the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

Provision for Income Taxes

Due to our loss from operations in each of the three months ended September 30, 2020 and 2019, we had a provision for income taxes of $41 thousand and $30 thousand, respectively. This increase of $11 thousand, or 37% was primarily due to an increase in foreign withholding tax expense as a result of the increase in contracts executed with third parties in foreign jurisdictions. The Company’s provision for income taxes differs from the federal statutory rate primarily due to the Company being in a full valuation allowance position and not recognizing a benefit for either federal or state income tax purposes.

Net Loss

Net loss for the three months ended September 30, 2020 and 2019 was $(6.7) million and $(9.7) million, respectively. The decrease of $(3.0) million, or 31%, resulted primarily from the increase in revenues offset by the increase in operating expense, in each case during the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, as described above.

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Comparison of the nine months ended September 30, 2020 and 2019.

	For the nine months ended September 30,
	2020		2019		$ Change	% Change
	(unaudited)
	(in thousands)
Revenues:
Subscriptions	$11,900	42%	$6,926	61%	$4,974	72%
License fee	16,355	58%	4,396	39%	11,959	272%
Other	5	0%	14	0%	(9)	(64%)
Total Revenues	$28,260	100%	$11,336	100%	$16,924	149%
Operating expenses:
Cost of revenues	10,748	21%	4,384	11%	6,364	145%
Advertising and marketing	28,673	56%	26,124	64%	2,549	10%
General and administrative	12,191	24%	10,388	25%	1,803	17%
Total operating expenses	$51,612	100%	$40,896	100%	$10,716	26%
Operating loss	(23,352)		(29,560)		6,208	(21%)
Other income (expense)
Interest and other income (expenses)	519		1,719		(1,200)	(70%)
Loss before income taxes	(22,833)		(27,841)		5,008	(18%)
Provision for income taxes	118		103		15	15%
Net loss	$(22,951)		$(27,944)		$4,993	(18%)

Revenue

Revenue for the nine months ended September 30, 2020 and 2019 was $28.3 million and $11.3 million, respectively. The increase of $16.9 million, or 149%, resulted primarily from a $4.1 million increase in subscriber fees received by us from Direct and Partner Direct Service subscribers for annual plans and a $0.9 million increase in corporate/partnership sales, partially offset by a decrease of monthly subscriber revenues of $0.9 million. The $12.0 million increase in license fees resulted primarily from a $7.9 million increase in revenue from Bundled MVPD partners due in part to new third-party affiliate agreements entered into during late 2019, and a $0.3 million increase in license fee affiliates, in each case as a result of an increase in the number of users and/or subscribers for our service, as well as a $3.8 million increase in license fees received by us related to program sales contracts.

Operating Expenses

Operating expenses for the nine months ended September 30, 2020 and 2019 were $51.6 million and $40.9 million, respectively. This increase of $10.7 million, or 26%, primarily resulted from the changes in the components of our operating expenses described below:

Cost of Revenues: Cost of revenues for the nine months ended September 30, 2020 increased to $10.7 million from $4.3 million for the nine months ended September 30, 2019. Cost of revenues primarily includes content amortization, streaming delivery costs, payment processing costs and distribution fees, commission costs and subtitling costs. This increase of $6.4 million is due primarily to the increase in content amortization of $4.3 million due to timing and number of titles published as well as $1.2 million of accelerated content amortization related to our program sales contracts in the nine months ended September 30, 2020 as compared to the same period in 2019. Prior to 2019 all content was fully amortized upon initial publication, and as such, amortization expense during the nine months ended September 30, 2019 only related to titles that launched subsequent to January 1, 2019. This change accounts for $3.5 million of the increase in cost of revenues. The balance of the increase in cost of revenue is due to increases in streaming delivery costs (increase of $0.7 million), processing and distribution fees (increase of $0.4 million), commission costs (increase of $0.4 million), and subtitling costs (increase of $0.4 million). The increase of cost of revenues is in line with the increase in revenue during the nine months ended September 30, 2020.

Advertising & Marketing: Advertising and marketing expenses for the nine months ended September 30, 2020 increased to $28.7 million from $26.1 million for the nine months ended September 30, 2019. This increase of $2.5 million, or 10%, was principally due to increased marketing to support subscriber growth on various social media platforms during the nine months ended September 30, 2020.

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General and Administrative: General and administrative expenses for the nine months ended September 30, 2020 increased to $12.2 million from $10.4 million for the nine months ended September 30, 2019. This increase of $1.8 million, or approximately 17%, was principally due to incremental salaries, benefits and stock-based compensation related to increased headcount, offset by the recognized benefit from the PPP Loan of $1.2 million. We expect to incur additional expenses in future periods as we continue to invest in corporate infrastructure, including adding personnel and systems.

Operating Loss

Operating losses for the nine months ended September 30, 2020 and 2019 were $(23.4) million and $(29.6) million, respectively. The decrease of $6.2 million, or approximately 21%, in loss from operations resulted from the increase in revenue of $16.9 million, or 149%, offset by the increase in operating expenses of $10.7 million, or 26%, in each case during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, as described above.

Interest and Other Income (Expense)

Interest and other income (expense) for the nine months ended September 30, 2020 and 2019 decreased from $1.7 million to $0.5 million. This decrease of $1.2 million, or 70%, was primarily due to a decrease in interest income as a result of the average invested amount decreasing during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019.

Provision for Income Taxes

Due to our loss from operations in each of the nine months ended September 30, 2020 and 2019, we had a provision for income taxes of $118 thousand and $103 thousand, respectively. This increase was primarily due to an increase in foreign withholding tax expense as a result of the increase in contracts executed with third parties in foreign jurisdictions. The Company’s provision for income taxes differs from the federal statutory rate primarily due to the Company being in a full valuation allowance position and not recognizing a benefit for either federal or state income tax purposes.

Net Loss

Net loss for the nine months ended September 30, 2020 and 2019 was $22.9 million and $27.9 million, respectively. The decrease of $5.0 million, or approximately 18%, resulted primarily from the increase in revenue, offset by a smaller increase in operating expenses, in each case during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, as described above.

Liquidity and Capital Resources

As of September 30, 2020, we had cash and cash equivalents, including restricted cash, of $8.4 million. For the nine months ended September 30, 2020, CuriosityStream incurred a net loss of $23.0 million and used $35.5 million of net cash in operating activities, while investing activities provided $35.7 million of net cash. There were net borrowings of $0.9 million from the line of credit as well as payments of $1.6 million of offering costs included in cash flows from financing activities during the nine months ended September 30, 2020.

From inception through the nine months ended September 30, 2020, we have financed our operations primarily through borrowings under a previously existing debt agreement with an affiliate of our founder and a previously existing debt agreement with a bank, and, for the period following November 2018, the net proceeds of our sale of Series A Preferred Stock in November and December 2018. Our primary sources of liquidity include cash flows from operations and borrowings under our Line of Credit Facility with a bank (the “Line of Credit”). This Line of Credit provides for borrowings of up to $4.5 million with interest-only monthly payments at a rate equal to the LIBOR Daily Floating Rate plus 2.25%. The Line of Credit carries an unused fee of 0.25% annually on all committed but unused capital, payable quarterly in arrears. The entire unpaid principal balance is due when the Line of Credit matures on February 28, 2021. The Line of Credit is collateralized by cash of $4.5 million that is held in restricted cash in current assets on the unaudited balance sheet.

Our principal uses of cash are to acquire content, promote our service through advertising and marketing, and provide for working capital to operate our business. We have experienced significant net losses since our inception and, given the significant operating and capital expenditures associated with our business plan, we anticipate that we will continue to incur net losses. However, we raised approximately $49 million through our reverse merger with SWAG and associated PIPE investment and estimate that this will be sufficient to meet our liquidity needs through at least 2021.

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Cash Flows

The following table presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended September 30,
	2020	2019
	(unaudited)
	(in thousands)

Net cash used in operating activities	(35,503)	(31,735)
Net cash provided by (used in) investing activities	35,718	(10,577)
Net cash used in financing activities	(660)	-
Net decrease in cash, cash equivalents and restricted cash	(445)	(42,312)

Cash Flow from Operating Activities

Cash flow from operating activities primarily consists of net losses, changes to our content assets (including acquisitions and amortization), and other working capital items.

For the nine months ended September 30, 2020 and 2019. During the nine months ended September 30, 2020 and 2019, we recorded a net cash outflow from operating activities of $35.5 million and $31.7 million, respectively, or an increased outflow of $3.8 million, or 12%. The increase in cash outflows used from operating activities was attributable to an increase of $4.3 million in our content investment (additions to content assets and change in content liabilities) from $10.8 million during the nine months ended September 30, 2019 as compared to $15.1 million during the nine months ended September 30, 2020, an increase in the change in our accounts receivable from $0.3 million during the nine months ended September 30, 2019 as compared to $4.0 million during the nine months ended September 30, 2020 due primarily to increased receivables from the program sales contracts, a reduction in accounts payable of $3.3 million during the nine months ended September 30, 2020 as compared to an increase in accounts payable of $1.5 million during the nine months ended September 30, 2019 which was primarily due to increased digital marketing investment, partially offset by a decrease in our net loss minus our content amortization and stock-based compensation, from $24.8 million during the nine months ended September 30, 2019 as compared to $14.6 million during the nine months ended September 30, 2020.

Cash Flow from Investing Activities

Cash flow from investing activities consists of purchases, sales and maturities of investments and purchases of property and equipment.

During the nine months ended September 30, 2020 and 2019, we recorded a net cash inflow from investing activities of $35.7 million and a net cash outflow from investing activities of ($10.6) million, respectively, or an increased inflow of $46.3 million. The increase in cash inflow from investing activities was due to less purchases and higher sales and maturities of investments.

Cash Flow from Financing Activities

During the nine months ended September 30, 2020, we recorded net cash outflow in financing activities of $0.7 million, which was attributable to borrowings under our line of credit with a bank, offset by related line of credit repayments and offering cost related to the merger agreement. There were no similar financing cash activities during the nine months ended September 30, 2019.

Capital Expenditures

Going forward, we expect to make expenditures for additions to our content assets, and purchases of property and equipment. The amount, timing and allocation of capital expenditures are largely discretionary and within management’s control. Depending on market conditions, we may choose to defer a portion of our budgeted expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe have the highest expected returns and potential to generate cash flow. Subject to financing alternatives, we may also increase our capital expenditures significantly to take advantage of opportunities we consider to be attractive.

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Off Balance Sheet Arrangements

As of September 30, 2020, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation is based upon our financial statements, which have been prepared in accordance with U.S. GAAP. Certain amounts included in or affecting the financial statements presented in this offering memorandum and related disclosure must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Management believes that the accounting policies set forth below comprise the most important “critical accounting policies” for the company. A “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results of operations and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts and other methods that management considers reasonable in the particular circumstances under which the judgments and estimates are made, as well as management’s forecasts as to the manner in which such circumstances may change in the future.

Content Assets

The Company acquires, licenses and produces content, including original programming, in order to offer members unlimited viewing of factual entertainment content. The content licenses are for a fixed fee and specific windows of availability. Payments for content, including additions to content library and the changes in related liabilities, are classified within “Net cash used in operating activities” on the statements of cash flows.

The Company recognizes its content library (licensed and produced) as “Non-current content library, net” on the balance sheets. For licenses, the Company capitalizes the fee per title and records a corresponding liability at the gross amount of the liability when the license period begins, the cost of the title is known, and the title is accepted and available for streaming. For productions, the Company capitalizes costs associated with the production, including development costs, direct costs and production overhead.

Based on factors including historical and estimated viewing patterns, the Company generally amortizes the content library (licensed and produced) in “Cost of revenues” on the statements of operations on a straight-line basis over the shorter of each title’s contractual window of availability or estimated period of use, beginning with the month of first availability. The Company reviews factors impacting the amortization of the content library on an ongoing basis and will record amortization on an accelerated basis when there is more upfront use of a title, for instance due to significant program sales.

Revenue recognition

Subscriptions — O&O Service

The Company generates revenue from monthly subscription fees from its O&O Service. CuriosityStream subscribers enter into non-refundable, month-to-month or annual subscriptions with the Company. The Company bills the monthly subscriber on each subscriber’s monthly anniversary date and recognizes the revenue ratably over each monthly membership period. The annual subscription fees are collected by the Company at the start of the annual subscription period and are recognized ratably over the subsequent twelve-month period. Revenues are presented net of the taxes that are collected from subscribers and remitted to governmental authorities.

Subscription — App Services

The Company also earns subscription revenues through its App Services. These subscriptions are similar to the O&O Service subscriptions, but these subscriptions are generated based on agreements with certain streaming media players as well as with Smart TV brands and gaming consoles. Under these agreements, the streaming media player typically bills the subscriber directly and then remits the collected subscriptions to the Company, net of a distribution fee. The Company recognizes the gross subscription revenues when earned and simultaneously recognizes the corresponding distribution fees as an expense. The Company is the principal in these relationships as the Company retains control over service delivery to its subscribers.

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Licensing — Affiliates

The Company generates license fee revenues from MVPDs such as Altice, Comcast and Cox as well as from vMVPDs such as Amazon and Sling TV (MVPDs and vMVPDs are also referred to as affiliates). Under the terms of the agreements with these affiliates, the Company receives license fees based upon contracted programming rates and subscriber levels reported by the affiliates. In exchange, the Company licenses its content to the affiliates for distribution to their subscribers. The Company earns revenue under these agreements either based on the total number of subscribers multiplied by rates specified in the agreements or based on fixed fee arrangements. These revenues are recognized over the term of each agreement when earned.

Licensing — Program Sales

The Company has distribution agreements which grant a licensee limited distribution rights to the Company’s programs for varying terms, generally in exchange for a fixed license fee. Revenue is recognized once the content is made available for the licensee to use.

The Company’s performance obligations include (1) access to its SVoD platform via the Company’s O&O Service and App Services, (2) access to the Company’s content assets, and (3) licenses of specific program titles. In contracts containing the right to access the Company SVoD platform, the performance obligation is satisfied as access to the SVoD platform is provided post any free trial period. In contracts which contain access to the Company’s content assets, the performance obligation is satisfied as access to the content is provided. For contracts with licenses of specific program titles, the performance obligation is satisfied as that content is made available for the customer to use.

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